SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM COMPLETES ACQUISITION OF SUNOCO CHEMICALS

São Paulo, April 1 2010 --- BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 e BRKM6; NYSE: BAK; LATIBEX: XBRK), the eight-largest thermoplastic resin producer in the world and largest in the Americas, announced today that it has completed its acquisition of the Polypropylene (PP) business of Sunoco Chemicals. The transaction, announced on February 1, was approved by the Federal Trade Commission and the Antitrust Division of the Justice Department of the United States of America. Braskem invested US$350 million in this acquisition as part of its strategy to establish an industrial base in the United States, which will serve as an important platform for its future international expansion.

The U.S. operations for Braskem now have the capacity to produce two billion pounds (950,000 tons) of PP per year, which represents 13% of the country’s installed PP production capacity. The acquisition of Sunoco Chemicals and the resulting synergies provide customers with a broader portfolio of products and services.

With the acquisition of these assets, Braskem strengthens its international expansion strategy and its position as one of the global leaders in the PP industry, becoming the world’s third-largest producer of PP with annual production capacity of 6.5 billion pounds (2,915,000 tons) per year.

“We will take advantage of the experience of the current Sunoco Chemicals key executives, who have excellent knowledge of U.S. market. And the team will be reinforced by the arrival of new leaders who will bring expertise and practical experience of Braskem’s successful strategy and business culture,” said Bernardo Gradin, Braskem’s CEO.

With the headquarter of U.S. operations in Philadelphia, Braskem has three industrial units located in La Porte, TX; Marcus Hook, PA; and Neal, WV, as well as its Technology and Innovation Center in Pittsburgh. For the employees in the United States, the acquisition by a ompany with PP as part of its core business will bring new opportunities for growth and expanded customer relationships.

In addition to PP, Braskem’s core business also includes Polyethylene (PE) and PVC. With annual gross revenue of nearly US$12 billion, the Company is integrated in the first and secondgeneration of the petrochemical chain. In 2009, Braskem exported over US$ 2 billion worth of products to more than 50 countries, which included resins and basic petrochemicals.

Braskem is the largest thermoplastic resin producer in the Americas. With 29 industrial plants across Brazil and the United States, the company produces more than 14 billion pounds (6 million tons) of thermoplastic resins each year.

For further information, visit our IR website at www.braskem.com.br/ri or contact our IR Team:

Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9266	Phone: (+55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.